

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 27, 2007

Mr. Gary T. Krenek
Chief Financial Officer
Diamond Offshore Drilling, Inc.
15415 Katy Freeway
Houston, Texas 77094

> **Re: Diamond Offshore Drilling, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed February 23, 2007**
> **File No. 001-13926**

Dear Mr. Krenek:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief